January 26, 2007

Mail Stop 4561

Daniel T. Phillips
President and Chief Executive Officer
FIRSTPLUS Financial Group, Inc.
5100 North O'Connor Blvd., 6th Floor
Irving, TX 75039

Re: FIRSTPLUS Financial Group, Inc.
**   Form 10-KSB for Fiscal Year Ended December 31, 2004**
**   Filed September 22, 2005**
**   File No. 000-27750**

Dear Mr. Phillips:

       We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                            Sincerely,

                                            John P. Nolan
                                            Accounting Branch Chief